KRAFT FOODS INC.

Authorization and Designation
to Sign and File
Section 16 Reporting Forms


The undersigned, an officer of Kraft Foods Inc., a Virginia corporation (the "Company"), does hereby authorize and designate Theodore L. Banks, Krista A.
Endres, Terry M. Faulk or Marc S. Firestone to sign and file on his or her behalf any and all Forms 3, 4, and 5 relating to equity securities of the Company with the Securities and Exchange
Commission pursuant to the requirements
of Section 16 of the Securities Exchange Act of 1934
("Section 16"). This authorization, unless earlier revoked in writing, shall be valid until the undersigned's reporting obligations under Section 16 with respect to equity securities of the Company shall cease. All prior such authorizations are hereby revoked.

IN WITNESS WHEREOF, the undersigned has executed this Authorization and Designation on this 19th day of November, 2004.

/s/ Mary E. Stone West